UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 23, 2023

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of March 23, 2023.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 23, 2023.

Exhibit 2
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 23, 2023.

Exhibit 3
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 23, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Claire Dhokia
	Name:	Claire Dhokia
	Title:	Deputy Company Secretary

Date:  March 23, 2023